Exhibit 99.3

Interim Management Discussion and Analysis
For the three months ended March 31, 2020
Dated May 5, 2020

TABLE OF CONTENTS
About Fortis	1	Liquidity and Capital Resources	11
Significant Item	1	Cash Flow Requirements	11
Performance at a Glance	3	Cash Flow Summary	12
Business Unit Performance	5	Contractual Obligations	14
ITC	5	Capital Structure and Credit Ratings	14
UNS Energy	5	Capital Plan	15
Central Hudson	6	Business Risks	16
FortisBC Energy	6	Accounting Matters	16
FortisAlberta	7	Financial Instruments	17
FortisBC Electric	7	Summary of Quarterly Results	18
Other Electric	7	Related-Party and Inter-Company Transactions	19
Energy Infrastructure	8	Outlook	19
Corporate and Other	8	Forward-Looking Information	19
Non-US GAAP Financial Measures	8	Glossary	21
Regulatory Highlights	9	Condensed Consolidated Interim Financial Statements (Unaudited)	F-1
Financial Position	10

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2019 Annual Financial Statements and the 2019 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 19. Further information about Fortis, including its Annual Information Form filed on SEDAR, can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Financial information herein has been prepared in accordance with US GAAP (except for indicated Non-US GAAP Financial Measures) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following US-to-Canadian dollar exchange rates: (i) average of 1.34 and 1.33 for the quarters ended March 31, 2020 and 2019, respectively; (ii) 1.41 and 1.33 as at March 31, 2020 and 2019, respectively; (iii) 1.30 as at December 31, 2019; and (iv) 1.32 for all forecast periods. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 21.

ABOUT FORTIS

Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $57 billion as at March 31, 2020. The Corporation's 9,000 employees serve 3.3 million utility customers in five Canadian provinces, nine US states and three Caribbean countries.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2019 Annual MD&A and Note 1 to the Interim Financial Statements.

SIGNIFICANT ITEM

COVID-19 Pandemic
The COVID-19 Pandemic has, and continues to, evolve rapidly. The Corporation's utilities continue to operate critical infrastructure and will monitor developments and take measures they believe are warranted to protect the health and safety of employees, customers and communities, including actions based on guidance from health and other authorities. As necessary, the Corporation's utilities will prioritize capital expenditures to mitigate supply chain risk and other potential impacts of the pandemic to ensure that they continue providing safe, reliable service while supporting public health.

MANAGEMENT DISCUSSION AND ANALYSIS	1	March 31, 2020

The uncertainty surrounding the evolution of the pandemic makes it difficult to predict the ultimate operational and financial impacts on Fortis. Potential impacts are discussed under "Business Risks" on page 16. Depending on the severity and length of the pandemic, such impacts could have Material Adverse Effects and affect the Corporation’s ability to execute business strategies and initiatives in the expected time frames. To date, the impacts on Fortis have not been material.

The potential key impact areas could include revenue, capital expenditures, liquidity, regulatory matters and pension plans. The Corporation's current assessment of these areas is summarized below.

Revenue
As businesses have scaled back or closed and residential customers are spending more time at home, the COVID-19 Pandemic has impacted energy sales across all of the Corporation's utilities. However, regulatory mechanisms function to protect approximately 63% of the Corporation's annual revenue from changes in sales, with the remaining 37% of revenue not protected from changes in sales, principally at UNS Energy and the Other Electric segment. Of this 37%, approximately 19% is residential and 18% is commercial and industrial. Commercial sales have decreased but are expected to be partially offset by increased residential sales as more people are expected to be working from home during the summer months. Revenue from industrial customers typically has a low contribution margin. Taken together, approximately 82% of the Corporation's revenues are protected by regulatory mechanisms or derived from residential sales. The estimated annual impact on EPS of a 1% change in sales at UNS Energy and the Other Electric segment is summarized below.

Sensitivity Analysis	1% change in sales
(absolute annual EPS impact)	UNS Energy	Other Electric
Residential	$0.008	$0.006
Commercial and Industrial	$0.008	$0.004

Capital Expenditures
Currently, the Corporation does not expect any material change in the 2020 capital plan; however, the impact of the COVID-19 Pandemic on forecast capital expenditures will continue to be evaluated. Any change in the 2020 capital expenditures is expected to be shifted to subsequent years with no overall change to the five-year capital plan anticipated. See "Capital Plan" on page 15.

Liquidity
Fortis is well positioned with strong liquidity due, in part, to a $1.2 billion common equity offering and the sale of the Waneta Expansion in 2019. New credit facilities of approximately $740 million have also been completed thus far in 2020 and have increased the total consolidated credit facilities to $6.3 billion with $4.6 billion unutilized, or $4.9 billion including cash.

Fortis was successful in accessing capital markets in April 2020 with UNS Energy issuing 30-year US$350 million unsecured senior notes at 4.00% and Newfoundland Power issuing 40-year $100 million first mortgage sinking fund bonds at 3.61%. See "Liquidity and Capital Resources" on page 11.

The ongoing economic impact of the pandemic may affect customers' ability to pay their energy bills, which could result in higher-than-normal working capital deficiencies in the short-term. The Corporation's utilities have instituted various customer relief initiatives, including the suspension of non-payment disconnects and late fees for certain customer classes, and payment deferral programs to help ease the financial burden on customers. Given the uncertainty, it is too early to assess the full impact of potential credit losses associated with the pandemic. As at March 31, 2020, the Corporation's allowance for credit losses was not materially impacted. See Note 6 in the Interim Financial Statements.

Regulatory Matters
Regulator and other stakeholder work schedule disruptions are causing delays or postponements for various regulatory proceedings. See "Regulatory Highlights" on page 9.

MANAGEMENT DISCUSSION AND ANALYSIS	2	March 31, 2020

Pension Plans
The Corporation's exposure to changes in pension expense is limited due, in part, to regulatory mechanisms which cover approximately 80% of defined benefit plan assets. The remaining 20% relates primarily to UNS Energy and its exposure is largely attributable to the use of a historical test year in setting rates.

Pension expense and funding is based on asset valuations as of December 31. Therefore, the impact on future pension expense and funding, as a result of the recent decline on pension asset values, is uncertain at this time.

PERFORMANCE AT A GLANCE

Key Financial Metrics
Periods ended March 31	Quarter
($ millions, except as indicated)	2020	2019	Variance
Revenue	2,391	2,436	(45)
Common Equity Earnings
Actual	312	311	1
Adjusted (1)	315	316	(1)
Basic EPS ($)
Actual	0.67	0.72	(0.05)
Adjusted (1)	0.68	0.74	(0.06)
Dividends Paid per Common Share ($)	0.4775	0.4500	0.0275
Weighted Average Number of Common Shares Outstanding (# millions)	463.9	429.5	34.4
Operating Cash Flow	590	541	49
Capital Expenditures	1,174	740	434
(1) See "Non-US GAAP Financial Measures" on page 8.

Revenue
The $45 million decrease was due primarily to: (i) lower short-term wholesale sales at UNS Energy; (ii) lower revenue contribution from the Energy Infrastructure segment due primarily to the disposition of the Waneta Expansion in April 2019; and (iii) the flow through of lower energy supply costs. These decreases were partially offset by Rate Base growth at the regulated utilities, led by ITC and the Corporation's Western Canada utilities, and favourable foreign exchange of $16 million.

Earnings and EPS
Earnings were comparable with 2019. Rate Base growth at the regulated utilities, lower non-recoverable operating expenses at ITC, and lower expenses in the Corporate and Other segment were tempered by: (i) higher costs associated with Rate Base growth at UNS Energy not yet reflected in rates; (ii) financial market volatility that caused a decline in the market value of certain investments that support retirement benefits at UNS Energy; and (iii) unrealized losses on foreign exchange contracts in the Corporate and Other segment.

An increase in the weighted average number of common shares outstanding, mainly associated with the Corporation's $1.2 billion common equity issuance in the fourth quarter of 2019, resulted in a decrease in basic EPS of $0.06.

MANAGEMENT DISCUSSION AND ANALYSIS	3	March 31, 2020

Adjusted Common Equity Earnings and Adjusted Basic EPS decreased by $1 million and $0.06, respectively. Refer to "Non-US GAAP Financial Measures" on page 8 for a reconciliation of these measures. The change in Adjusted Basic EPS is illustrated in the chart below.
(1) FortisBC Energy, FortisBC Electric and FortisAlberta. Primarily reflects Rate Base/customer growth and lower operating expenses at FortisAlberta
(2) Primarily reflects Rate Base growth and lower operating costs, partially offset by the effect of the November 2019 FERC Order
(3) Primarily reflects Rate Base growth
(4) Primarily reflects higher sales volumes and realized margins at Aitken Creek, partially offset by reduced production at BECOL due to lower rainfall
(5) Primarily reflects higher costs associated with Rate Base growth not yet reflected in customer rates and a decline in the market value of certain retirement-benefit investments due to financial market volatility
(6) Primarily reflects unfavourable changes associated with foreign exchange contracts partially offset by lower operating expense and finance charges
(7) Weighted average shares of 463.9 million in the first quarter 2020 compared to 429.5 million in the first quarter 2019

Dividends and TSR
Dividends paid per common share in the first quarter of 2020 were $0.4775, up 6% from the same period in 2019.

Fortis has increased its common share dividend for 46 consecutive years. The Corporation's targeted average annual dividend growth of approximately 6% through 2024 remains unchanged.

Growth of dividends and the market price of the Corporation's common shares have together yielded 1-year, 5-year, 10-year and 20-year annualized TSRs of 13.6%, 11.1%, 10.5% and 14.8%, respectively.

Operating Cash Flow
The $49 million increase reflects overall higher net cash earnings, partially offset by unfavourable working capital changes related primarily to timing differences in the payment of transmission costs at FortisAlberta, income tax and interest.

Capital Expenditures
Capital expenditures were $1.2 billion for the first quarter of 2020, up $0.4 billion compared to the same period in 2019 and represents 28% of the 2020 capital plan of $4.3 billion.

Depending on the length and severity of the COVID-19 Pandemic, any change in 2020 capital expenditures is expected to be shifted to subsequent years with no overall change to the $18.8 billion five-year capital plan currently anticipated. See "Significant Item" on page 1, "Capital Plan" on page 15, and "Business Risks" on page 16.

MANAGEMENT DISCUSSION AND ANALYSIS	4	March 31, 2020

BUSINESS UNIT PERFORMANCE

Common Equity Earnings	Quarter
Periods Ended March 31			Variance
($ millions)	2020	2019	FX (1)	Other
Regulated Utilities
ITC	101	92	1	8
UNS Energy	28	55	—	(27)
Central Hudson	35	32	—	3
FortisBC Energy	106	100	—	6
FortisAlberta	32	27	—	5
FortisBC Electric	15	16	—	(1)
Other Electric (2)	23	23	—	—
	340	345	1	(6)
Non-Regulated
Energy Infrastructure (3)	9	8	—	1
Corporate and Other (4)	(37)	(42)	(2)	7
Common Equity Earnings	312	311	(1)	2
(1) The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and BECOL is the US dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the US dollar at BZ$2.00=US$1.00. The Corporate and Other segment includes certain transactions denominated in US dollars.
(2) Comprised of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Wataynikaneyap Partnership; Caribbean Utilities; FortisTCI; and Belize Electricity.
(3)  Primarily comprised of long-term contracted generation assets in Belize, Aitken Creek in British Columbia and, until its April 16, 2019 disposition, the Waneta Expansion.
(4) Includes Fortis net corporate expenses and non-regulated holding company expenses

ITC	Quarter
Periods Ended March 31			Variance
($ millions)	2020	2019	FX	Other
Revenue (1)	433	408	5	20
Earnings (1)	101	92	1	8
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments.

Revenue
The increase, net of foreign exchange, was due primarily to growth in Rate Base, tempered by a reduction in ROE associated with the November 2019 FERC Order. See "Regulatory Highlights" on page 9.

Earnings
The increase, net of foreign exchange, was due primarily to growth in Rate Base, tempered by a lower ROE, discussed above, and lower non-recoverable operating expenses including business development costs.

UNS ENERGY	Quarter
Periods Ended March 31			Variance
	2020	2019	FX	Other
Retail electricity sales (GWh)	2,168	2,210	—	(42)
Wholesale electricity sales (GWh) (1)	1,330	2,219	—	(889)
Gas volumes (PJ)	6	7	—	(1)
Revenue ($ millions)	473	543	7	(77)
Earnings ($ millions)	28	55	—	(27)
(1) Primarily short-term wholesale sales

MANAGEMENT DISCUSSION AND ANALYSIS	5	March 31, 2020

Sales
The decreases in retail electricity sales and gas volumes were due primarily to reduced heating load as a result of warmer temperatures compared to 2019.

The decrease in wholesale electricity sales was due primarily to the expiration of a short-term capacity sales transaction, which was established to offset costs associated with a Gila River Unit 2 tolling PPA during 2019. The capacity sales transaction ended in December 2019 with the purchase of Gila River Unit 2. Revenue from short-term wholesale sales is primarily returned to customers through regulatory deferral mechanisms and, therefore, does not materially impact earnings.

Revenue
The decrease, net of foreign exchange, was due primarily to lower sales and the flow through of lower energy supply costs. The decrease was partially offset by higher revenue related to the recovery of non-fuel costs through the normal operation of regulatory mechanisms.

Earnings
The decrease was due primarily to higher costs associated with Rate Base growth not yet reflected in customer rates, and a reduction in the market value of certain investments that support retirement benefits, driven by financial market volatility associated with the COVID-19 Pandemic.

CENTRAL HUDSON	Quarter
Periods Ended March 31			Variance
	2020	2019	FX	Other
Electricity sales (GWh)	1,243	1,289	—	(46)
Gas volumes (PJ)	8	10	—	(2)
Revenue ($ millions)	280	277	3	—
Earnings ($ millions)	35	32	—	3

Sales
The decreases in electricity sales and gas volumes were due primarily to reduced heating load as a result of warmer temperatures compared to 2019.

Changes in electricity sales and gas volumes at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact earnings.

Revenue
Revenue, net of foreign exchange, was comparable with the same period in 2019. An increase due to Rate Base growth was offset by the flow through of lower energy supply costs and lower sales.

Earnings
The increase was due primarily to Rate Base growth.

FORTISBC ENERGY	Quarter
Periods Ended March 31	2020	2019	Variance
Gas volumes (PJ)	82	83	(1)
Revenue ($ millions)	466	485	(19)
Earnings ($ millions)	106	100	6

Sales
Gas volume sales were comparable to 2019.

Revenue
The decrease was due primarily to a lower cost of natural gas recovered from customers, partially offset by Rate Base growth.

Earnings
The increase was due primarily to Rate Base growth.

MANAGEMENT DISCUSSION AND ANALYSIS	6	March 31, 2020

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for the delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FORTISALBERTA	Quarter
Periods Ended March 31	2020	2019	Variance
Energy deliveries (GWh)	4,553	4,642	(89)
Revenue ($ millions)	152	145	7
Earnings ($ millions)	32	27	5

Deliveries
The decrease was due primarily to lower average consumption by oil and gas customers.

As more than 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of energy delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual energy deliveries.

Revenue
The increase was due primarily to Rate Base growth and customer additions, partially offset by the recognition of revenue in 2019 associated with the PBR efficiency carry-over mechanism.

Earnings
The increase was due primarily to Rate Base growth and lower operating expenses, partially offset by the impact of the PBR efficiency carry-over mechanism, discussed above.

FORTISBC ELECTRIC	Quarter
Periods Ended March 31	2020	2019	Variance
Electricity sales (GWh)	915	949	(34)
Revenue ($ millions)	114	119	(5)
Earnings ($ millions)	15	16	(1)

Sales
The decrease was due primarily to higher heating load in the first quarter of 2019 as a result of colder temperatures in that period compared to 2020.

Revenue
The decrease was due primarily to: (i) lower electricity sales, tempered by the normal operation of regulatory deferrals; (ii) the absence of revenue associated with the provision of operating, maintenance and management services to the Waneta Expansion, which was sold in April 2019; and (iii) lower surplus power sales.

Earnings
The decrease was due to the sale of the Waneta Expansion, with Rate Base growth offset by operating expense timing differences.

OTHER ELECTRIC	Quarter
Periods Ended March 31			Variance
	2020	2019	FX	Other
Electricity sales (GWh)	2,938	2,983	—	(45)
Revenue ($ millions)	448	426	1	21
Earnings ($ millions)	23	23	—	—

Sales
The decrease was due primarily to overall lower average consumption, partially offset by customer additions.

MANAGEMENT DISCUSSION AND ANALYSIS	7	March 31, 2020

Revenue
The increase, net of foreign exchange, was due primarily to the flow through of overall higher energy supply costs, partially offset by lower sales.

Earnings
Earnings were comparable to 2019. Rate Base growth was offset by the timing of power purchase costs and higher storm-related costs at Newfoundland Power.

ENERGY INFRASTRUCTURE	Quarter
Periods Ended March 31	2020	2019	Variance
Energy sales (GWh)	16	50	(34)
Revenue ($ millions)	25	36	(11)
Earnings ($ millions)	9	8	1

Sales
The Waneta Expansion disposition decreased sales by 26 GWh. The remaining decrease reflects reduced hydroelectric production in Belize due to lower rainfall levels.

Revenue
The decrease reflects the noted sales reduction, partially offset by higher revenue at Aiken Creek due primarily to higher volumes of natural gas sold.

Earnings
The increase was driven by Aiken Creek, reflecting: (i) higher realized margins due to the noted increase in volumes and lower average commodity costs; and (ii) the favourable impact of mark-to-market accounting of natural gas derivatives, with unrealized losses of $3 million during 2020 compared to $5 million during 2019. These favourable results were partially offset by the noted sales reductions.

Aitken Creek is subject to commodity price risk, as it purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. Aitken Creek mitigates this risk by using derivatives to materially lock in the profit margin that will be realized upon the sale of natural gas. The fair value accounting of these derivatives creates timing differences and the resultant earnings volatility can be significant.

CORPORATE AND OTHER	Quarter
Periods Ended March 31			Variance
($ millions)	2020	2019	FX	Other
Net expenses	(37)	(42)	(2)	7

The decrease in net expenses, net of foreign exchange, was driven by: (i) lower finance charges due to the repayment of debt and credit facilities associated with the disposition of the Waneta Expansion and the $1.2 billion common equity issuance, both completed in 2019; and (ii) lower operating expenses. These decreases were partially offset by unfavourable changes associated with foreign exchange contracts in 2020 compared to 2019.

NON-US GAAP FINANCIAL MEASURES

Adjusted Common Equity Earnings and Adjusted Basic EPS are Non-US GAAP Financial Measures and may not be comparable with similar measures used by other entities. They are presented because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects.

Net earnings attributable to common equity shareholders (i.e., Common Equity Earnings) and basic EPS are the most directly comparable US GAAP measures to Adjusted Common Equity Earnings and Adjusted Basic EPS, respectively.

MANAGEMENT DISCUSSION AND ANALYSIS	8	March 31, 2020

Adjusted Common Equity Earnings and Adjusted Basic EPS reflect items that management excludes in its key decision-making processes and evaluation of operating results, and are reconciled as follows.

Non-US GAAP Reconciliation
Periods Ended March 31	Quarter
($ millions, except as indicated)	2020	2019	Variance
Common Equity Earnings	312	311	1
Adjusting item:
Unrealized loss on mark-to-market of derivatives (1)	3	5	(2)
Adjusted Common Equity Earnings	315	316	(1)
Adjusted Basic EPS ($)	0.68	0.74	(0.06)
(1) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy Infrastructure segment.

REGULATORY HIGHLIGHTS

COVID-19 Pandemic Impacts

The COVID-19 Pandemic has resulted in several customer relief initiatives as well as the delay of several regulatory proceedings. Details specific to customer relief initiatives and the delayed regulatory proceedings are discussed below.

Customer Relief Initiatives
UNS Energy: In April 2020 TEP filed a request with the Arizona Corporation Commission to refund to customers, in May and June 2020, approximately US$8 million in over-collected DSM funds in excess of program expenditures. The proposed refund would be in the form of a temporary reduction in the DSM surcharge. A decision is expected in early May 2020.

Central Hudson: In agreement with the New York Public Service Commission, Central Hudson will postpone the collection of previously deferred costs, mainly related to environmental remediation, totalling approximately US$3 million. Central Hudson expects to collect these costs in customer rates effective July 1, 2021, through its normal-course regulatory proceedings.

FortisBC Energy and FortisBC Electric: In April 2020 the British Columbia Utilities Commission granted interim approval to provide three-month bill deferrals and/or credits to certain customer classes and authorized the establishment of customer recovery fund deferral accounts to record uncollectible revenues associated with providing the deferral and relief offerings to customers. The settlement of these deferral accounts will be determined through a future rate filing once the financial impact of the COVID-19 Pandemic is known.

FortisAlberta: In March 2020 the government of Alberta announced a program to provide three-month bill deferrals to certain retail customer classes, with such deferred bills to be repaid within a reasonable time period up to one year. This program is not expected to materially impact distribution facility owners who have no retail customers, including FortisAlberta.

Delayed Regulatory Proceedings
Regulator and other stakeholder work schedule disruptions are causing delays or postponements for various regulatory proceedings. Details specific to material regulatory proceedings are discussed below.

UNS Energy
General Rate Application: Hearings related to TEP's general rate application were held in January and February 2020. In March 2020, due to the ongoing COVID-19 Pandemic, the proceeding schedule was extended by 60 days. Hearings are expected to resume in June 2020 to address the inclusion in customer rates of Gila River Unit 2 and ten RICE Units. A decision, approving new rates, is expected prior to the end of 2020.

MANAGEMENT DISCUSSION AND ANALYSIS	9	March 31, 2020

FortisAlberta
Generic Cost of Capital Proceeding: In December 2018 the AUC initiated a generic cost of capital proceeding and expert evidence was filed in January 2020. In March 2020, due to the ongoing COVID-19 Pandemic, this proceeding was suspended indefinitely, with a commitment from the AUC to reassess the suspension every 30 to 60 days going forward.

Other Electric
FortisTCI Rate Increase: In February 2020 the Government of the Turks and Caicos Islands approved a 6.8% average increase in FortisTCI's electricity rates, effective April 1, 2020. In March 2020, to help ease customers' financial hardship due to the ongoing effects of the COVID-19 Pandemic, the effective date was deferred to July 1, 2020.

Other Regulatory Matters

ITC
ROE Complaints: The November 2019 FERC Order remains subject to the resolution of a request for rehearing granted by FERC in January 2020. Based on the outcome of the request for rehearing, it is possible the ROE and refunds could materially change from those recognized in 2019 and 2020.

Review of Transmission Incentives Policy: In March 2020 FERC issued a NOPR proposing to update its transmission incentives policy for transmission owners, including ITC, to grant incentives to projects based upon benefits to customers regarding reliability and cost savings through the reduction of transmission congestion. The NOPR follows a Notice of Inquiry, issued in March 2019, on FERC's transmission incentives policies. FERC proposed total ROE incentives of up to 250 basis points that would not be limited by the upper end of the base ROE zone of reasonableness. Comments from stakeholders, including ITC, must be provided to FERC by July 1, 2020. The outcome may impact future incentive adders that are included in transmission rates charged by transmission owners, including ITC.

FortisAlberta
2018 Alberta Independent System Operator Tariff Application: In September 2019 the AUC issued a decision that addressed, among other things, a proposal to change how the AESO's customer contribution policy is accounted for between distribution facility owners, such as FortisAlberta, and transmission facility owners. Implementation of the order was suspended in October 2019 and the decision remains under review by the AUC. In February 2020 FortisAlberta requested an oral hearing which remains under consideration by the AUC. The likely outcome of this process and potential impacts, if any, cannot be determined at this time.

FINANCIAL POSITION

Significant Changes between March 31, 2020 and December 31, 2019
	Increase/(Decrease)
	FX	Other
Balance Sheet Account	($ millions)	($ millions)	Explanation
Regulatory assets (including current and long-term)	103	73	Due primarily to the operation of rate stabilization accounts at ITC and higher manufactured gas plant site remediation deferrals at Central Hudson.
Property, plant and equipment, net	1,743	776	Due primarily to capital expenditures, partially offset by depreciation.
Goodwill	872	—
Accounts payable and other current liabilities	94	(248)	The decrease was mainly due to lower amounts owing for energy supply costs, lower capital accruals and lower transmission costs payable at FortisAlberta.
Regulatory liabilities (including current and long-term)	196	(35)	The other decrease was not significant.
Deferred income tax liabilities	138	60	Due primarily to timing differences related to capital expenditures.

MANAGEMENT DISCUSSION AND ANALYSIS	10	March 31, 2020

Significant Changes between March 31, 2020 and December 31, 2019
	Increase/(Decrease)
	FX	Other
Balance Sheet Account	($ millions)	($ millions)	Explanation
Long-term debt (including current portion)	1,217	879	Due primarily to the issuance of debt at ITC and higher net borrowings under committed credit facilities at the regulated utilities.
Shareholders' equity	1,073	114	Due primarily to: (i) Common Equity Earnings for the three months ended March 31, 2020, less dividends declared on common shares; and (ii) the issuance of common shares.
Non-controlling interests	129	(10)	The other decrease was not significant.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW REQUIREMENTS

At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flows, with varying levels of residual cash flows available for capital expenditures and/or dividend payments to Fortis. Capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements and there could be higher-than-normal working capital deficiencies in the short-term, as the ongoing impacts of the COVID-19 Pandemic affects customers' ability to pay their energy bills. See "Business Risks" on page 16.

Cash required of Fortis to support subsidiary capital expenditures is expected to be derived from borrowings under the Corporation's committed credit facility, proceeds from the DRIP and issuances of common shares, preference shares and long-term debt. The ability to access cash through capital markets may be impacted by the COVID-19 Pandemic. Depending on the timing of subsidiary dividend receipts, borrowings under the Corporation's committed credit facility may be required periodically to support debt servicing and payment of dividends.

Within this dynamic, the subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required, and both Fortis and its subsidiaries initially borrow through their committed credit facilities and periodically replace these borrowings with long-term debt. Financing needs also arise periodically for acquisitions.

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining such capital structures will impact its ability to pay dividends in the foreseeable future.

As at March 31, 2020: (i) consolidated fixed-term debt maturities/repayments are expected to average $1,087 million annually over the next five years; (ii) approximately 75% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years; and (iii) available credit facilities were $5.8 billion with $4.1 billion unutilized, or $4.4 billion including cash.

MANAGEMENT DISCUSSION AND ANALYSIS	11	March 31, 2020

Credit facilities are syndicated primarily with large banks in Canada and the US, with no one bank holding more than 20% of the total facilities. Approximately $5.5 billion of the total credit facilities are committed with maturities ranging from 2020 through 2025. Available credit facilities are summarized in the following table.

Credit Facilities			As at
	Regulated Utilities	Corporate and Other	March 31, 2020	December 31, 2019
($ millions)
Total credit facilities (1)	4,446	1,380	5,826	5,590
Credit facilities utilized:
Short-term borrowings	(421)	—	(421)	(512)
Long-term debt (including current portion)	(1,172)	—	(1,172)	(640)
Letters of credit outstanding	(82)	(48)	(130)	(114)
Credit facilities unutilized	2,771	1,332	4,103	4,324
(1) See Note 15 in the 2019 Annual Financial Statements for a listing of the credit facilities as at December 31, 2019.

In January 2020 Caribbean Utilities amended its unsecured revolving committed credit facility resulting in an increase of US$20 million and an extension of the maturity date to January 2025.

In March 2020 FortisBC Energy entered into a $55 million two-year uncommitted letter of credit facility and FortisAlberta entered into a $150 million one-year non-revolving committed credit facility.

In April 2020 the Corporation entered into a $500 million one-year revolving term committed credit facility, which increased the consolidated unutilized credit facility balance to $4.6 billion, or $4.9 billion including cash.

While it is too early to determine what impact the COVID-19 Pandemic will have on the Corporation's cash flows, Fortis is well positioned with strong liquidity due, in part, to the $1.2 billion common equity offering and sale of the Waneta Expansion in 2019.

In December 2018 Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts or debt securities in an aggregate principal amount of up to $2.5 billion. As at March 31, 2020, $1.1 billion remained available under the short-form base shelf prospectus.

Fortis and its subsidiaries were in compliance with debt covenants as at March 31, 2020 and are expected to remain compliant throughout 2020.

CASH FLOW SUMMARY

Summary of Cash Flows
Periods Ended March 31	Quarter
($ millions)	2020	2019	Variance
Cash, beginning of period	370	332	38
Cash provided by (used in):
Operating activities	590	541	49
Investing activities	(1,189)	(732)	(457)
Financing activities	486	94	392
Foreign exchange	15	(8)	23
Change in cash associated with assets held for sale	—	6	(6)
Cash, end of period	272	233	39

MANAGEMENT DISCUSSION AND ANALYSIS	12	March 31, 2020

Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 4.

Investing Activities
Cash used in investing activities reflects a higher capital spending level in 2020. See "Performance at a Glance - Capital Expenditures" on page 4 and "Capital Plan" on page 15.

Financing Activities
Cash flows related to financing activities will fluctuate as a result of changes in the subsidiaries' capital expenditures, the amount of Operating Cash Flows available to fund those capital expenditures and the amount of funding required from debt and common equity issuances. See "Cash Flow Requirements" on page 11.

Debt Financing

Long-Term Debt Issuances		Interest
Quarter Ended March 31, 2020	Month	Rate				Use of
($ millions, except %)	Issued	(%)	Maturity	Amount		Proceeds
ITC
Unsecured term loan credit agreement	January	(1)	2021	US	75	(2)(3)
Unsecured term loan credit agreement (4)	January	(5)	2021	US	200	(4)
(1) Floating rate of a one-month LIBOR plus a spread of 0.45%
(2) Repay credit facility borrowings
(3) General corporate purposes
(4) Maximum amount of borrowings under this agreement of US$400 million has been drawn; current period borrowings were used to repay an outstanding commercial paper balance. ITC's ability to issue commercial paper has been limited or may be unavailable due to the impact of the COVID-19 Pandemic.
(5) Floating rate of a two-month LIBOR plus a spread of 0.60%

In April 2020 UNS Energy issued 30-year US$350 million unsecured senior notes at 4.00%. The net proceeds were used to repay credit facility borrowings and for general corporate purposes.

In April 2020 Newfoundland Power issued 40-year $100 million first mortgage sinking fund bonds at 3.61%. The net proceeds were used to repay short-term borrowings and for general corporate purposes.

Common Equity Financing

Common Equity Issuances and Dividends Paid
Periods Ended March 31	Quarter
($ millions, except as indicated)	2020	2019	Variance
Number of common shares issued (1) (# millions)	0.9	2.4	(1.5)

Amount of common shares issued	43	108	(65)
Non-cash issuances	(9)	(76)	67
Cash proceeds from common shares issued	34	32	2

Dividends paid per common share ($)	0.4775	0.4500	0.0275

Total dividends paid	(221)	(193)	(28)
Non-cash dividend reinvestment plan	8	75	(67)
Cash dividends paid	(213)	(118)	(95)
(1) Relates to stock options and DRIP. Effective March 1, 2020, the 2% discount offered on common share issuances under the DRIP was terminated. See "Cash Flow Requirements" on page 11 for further information.

On February 12, 2020, Fortis declared a dividend of $0.4775 per common share payable on June 1, 2020. The payment of dividends is at the discretion of the Board of Directors and depends on the Corporation's financial condition and other factors.

MANAGEMENT DISCUSSION AND ANALYSIS	13	March 31, 2020

CONTRACTUAL OBLIGATIONS

There were no material changes to the contractual obligations disclosed in the 2019 Annual MD&A, except issuances of long-term debt and credit facility utilization. See "Cash Flow Summary" on page 12.

Off-Balance Sheet Arrangements
There were no significant changes to off-balance sheet arrangements from those disclosed in the 2019 Annual MD&A.

CAPITAL STRUCTURE AND CREDIT RATINGS

Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	As at
	March 31,	December 31,
(%)	2020	2019
Debt (1)	53.7	53.1
Preference shares	3.5	3.8
Common shareholders' equity and minority interest (2)	42.8	43.1
	100.0	100.0
(1) Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2) Includes minority interest of 3.7% as at March 31, 2020 (December 31, 2019 - 3.7%)

Outstanding Share Data
As at May 5, 2020, the Corporation had issued and outstanding 464.3 million common shares; and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.0 million Series H; 3.0 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

Only the common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at May 5, 2020, an additional 3.4 million common shares would be issued and outstanding.

Credit Ratings
The Corporation's credit ratings shown below reflect its low-risk profile, diversity of operations, stand-alone nature and financial separation of each regulated subsidiary, and level of holding company debt.

Credit Ratings
As at March 31, 2020	Rating	Type	Outlook
S&P	A-	Corporate	Negative
	BBB+	Unsecured debt
DBRS Morningstar	BBB (high)	Corporate	Stable
	BBB (high)	Unsecured debt
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In March 2020 S&P affirmed the Corporation's credit ratings and outlook, recognizing the steps the Corporation took in 2019 to strengthen its financial position. The continued negative outlook reflects uncertainty due to the COVID-19 Pandemic. The negative outlook is consistent with S&P's outlook for the entire North American regulated utility industry.

In March 2020 S&P also revised its outlook on Caribbean Utilities to negative from stable due to the severe impact that the COVID-19 Pandemic could have on tourism.

MANAGEMENT DISCUSSION AND ANALYSIS	14	March 31, 2020

In May 2020 DBRS Morningstar affirmed the Corporation's credit ratings and revised its trend to positive from stable, also recognizing the Corporation's steps to strengthen its financial position in 2019 and its continued strong business risk profile.

CAPITAL PLAN

While uncertainty exists due to the COVID-19 Pandemic, currently, the Corporation does not expect any material change in the 2020 capital plan, with Major Capital Projects continuing to progress on schedule. In addition, the composition of the 2020 capital plan currently remains unchanged with 25% related to growth, 62% sustaining and 13% for other areas.

The impact of the COVID-19 Pandemic on forecast capital expenditures will continue to be evaluated and, depending on the length and severity of the pandemic, any change in 2020 capital expenditures is expected to be shifted to subsequent years. Such amounts are not expected to be material. The Corporation expects no material changes to the overall expected level, nature and timing of the Corporation’s five-year capital plan from that disclosed in the 2019 Annual MD&A. See "Performance at a Glance - Capital Expenditures" on page 4, "Business Risks" on page 16 and "Outlook" on page 19.

2020 Capital Plan
Of the $4.3 billion annual capital plan, $1.2 billion has been spent year to date.

Consolidated Capital Expenditures (1)
Quarter ended March 31, 2020
($ millions)
	Regulated							Total
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Regulated	Non-
	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Utilities	Regulated (2)	Total
Total	249	509	73	121	121	28	69	1,170	4	1,174
(1) Reflects cash outlay for property, plant and equipment and intangible assets as shown on the consolidated statements of cash flows in the Interim Financial Statements, as well as Fortis' share of development costs and capital spending for the Wataynikaneyap Transmission Power Project of $12 million included in the Other Electric segment.
(2) Includes Energy Infrastructure and Corporate and Other segments

Five-Year Capital Plan
The Corporation's five-year 2020-2024 capital plan is targeted at $18.8 billion, which includes $4.3 billion for 2020 and an average of $3.6 billion per year for the remaining four years of the plan. The capital plan is low risk and highly executable, with 99% of planned expenditures to occur at the regulated utilities and only 20% relates to Major Capital Projects.

Planned capital expenditures are based on detailed forecasts of energy sales, labour and material costs, general economic conditions, foreign exchange rates and other factors. These could change for many reasons, including the COVID-19 Pandemic, and cause actual expenditures to differ from forecast.

Major Capital Projects Updates
Eagle Mountain Woodfibre Gas Line Project
Consists of a pipeline expansion to a proposed LNG site in Squamish, British Columbia. In March 2020 Woodfibre LNG Limited, the owner of the proposed LNG facility, requested an extension to its British Columbia Environmental Assessment Certificate due to production and supply chain disruptions resulting, in part, from the COVID-19 Pandemic.

FortisBC Energy's proposed pipeline expansion remains contingent on Woodfibre LNG Limited making a final decision to proceed with construction of the LNG facility. At this time, the project is expected to be in service before the end of 2024.

Tilbury 1B Project
Consists of construction of additional liquefaction and dispensing in support of optimizing the existing investment in Tilbury Phase 1A Expansion Project. In February 2020 an initial project scope was filed with regulators to begin the federal impact assessment and provincial environmental assessment required to further expand the Tilbury site.

MANAGEMENT DISCUSSION AND ANALYSIS	15	March 31, 2020

BUSINESS RISKS

The Corporation's business risks remain substantially unchanged from those disclosed in its 2019 Annual MD&A, except as described below. Also see "Regulatory Highlights" on page 9 and "Capital Structure and Credit Ratings" on page 14 for applicable updates.

Pandemics and Public Health Crises, including the COVID-19 Pandemic
The Corporation could be negatively impacted by the widespread outbreak of communicable diseases or other public health crises that cause economic and/or other disruptions. The COVID-19 Pandemic is an evolving situation that has caused volatility in capital markets and adversely impacted economic activity and conditions around the world, including the Corporation's service territories. Efforts to reduce the health impacts and control the spread of the virus have led many jurisdictions around the world, including Canada, the US and Caribbean, to institute restrictions on travel, public gatherings and business operations. Certain risks and uncertainties that could be expected as a result of the COVID-19 Pandemic are outlined in the "Business Risks" section of the 2019 Annual MD&A. The Corporation is monitoring the "General Economic Conditions" business risk, which states that a "severe and prolonged economic downturn could have a Material Adverse Effect despite compensatory regulatory measures, including making it more difficult for customers to pay their bills". While the Corporation and its utilities have been subjected to government and regulatory action in response to the COVID-19 Pandemic, including restrictions on business operations, customer deferrals and suspension of disconnections, other potential impacts on the Corporation's operations are currently unknown but may include reduced labour availability and productivity, disruptions to capital markets leading to share price volatility and liquidity issues, supply chain disruptions, and a prolonged reduction in economic activity. An extended slowdown of economic activity and growth will likely reduce electricity sales and adversely impact the ability of customers, contractors and suppliers to fulfill their obligations and could disrupt operations and capital expenditure programs or cause impairment of goodwill.

It is too early to determine the impact the COVID-19 Pandemic will have on the Corporation's operational and financial performance, including the ability to execute business strategies and initiatives in the expected time frames. Despite the Corporation's efforts to manage these impacts, including the activation of business continuity plans by it and each of its subsidiaries, the overall impact will depend on the duration and severity of the pandemic, potential government actions to mitigate public health effects or aid economic recovery, and other factors beyond the Corporation's control. An extended period of economic disruption could have a Material Adverse Effect.

ACCOUNTING MATTERS

New Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2019 Annual Financial Statements, except as described below.

Financial Instruments
Effective January 1, 2020, the Corporation adopted ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which requires the use of reasonable and supportable forecasts in the estimate of credit losses and the recognition of expected losses upon initial recognition of a financial instrument, in addition to using past events and current conditions. The new guidance also requires quantitative and qualitative disclosures regarding the activity in the allowance for credit losses for financial assets within the scope of the guidance. Adoption did not have a material impact on the Interim Financial Statements.

Fortis and each subsidiary records an allowance for credit losses to reduce accounts receivable for amounts estimated to be uncollectible. The allowance is estimated based on historical collection patterns, sales, and current and forecast economic and other conditions. Accounts receivable are written off in the period in which they are deemed uncollectible.

MANAGEMENT DISCUSSION AND ANALYSIS	16	March 31, 2020

Future Accounting Pronouncements

Income Taxes
ASU No. 2019-12, Simplifying the Accounting for Income Taxes, issued in December 2019, is effective for Fortis January 1, 2021, with early adoption permitted. Principally, it improves consistent application of, and clarifies, existing income tax guidance. Adoption will not have a material impact on the consolidated financial statements and related disclosures.

Critical Accounting Estimates
The preparation of the Interim Financial Statements requires management to make estimates and judgments that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses and contingencies. Actual results could differ materially from estimates.

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies, notwithstanding the impact of the COVID-19 Pandemic, from that disclosed in the 2019 Annual MD&A. See "Business Risks" on page 16.

Allowance for Credit Losses
The amount of estimation and judgment involved in the Corporation's allowance for expected credit losses may increase as the impact that the COVID-19 Pandemic has on forecast economic and other conditions continues to evolve.

Goodwill Impairment
As at March 31, 2020, the Corporation performed a qualitative assessment of its reporting units due to the COVID-19 Pandemic, and determined it is not more-likely-than-not that goodwill is impaired. Therefore, a quantitative assessment was not required.

FINANCIAL INSTRUMENTS

Long-Term Debt and Other
As at March 31, 2020, the carrying value of long-term debt, including current portion, was $24.4 billion (December 31, 2019 - $22.3 billion) compared to an estimated fair value of $26.7 billion (December 31, 2019 - $25.3 billion). Since Fortis does not intend to settle long-term debt prior to maturity, the excess of fair value over carrying value does not represent an actual liability.

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

Derivatives
Derivatives are recorded at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception.

There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and carrying values of the Corporation's derivatives from that disclosed in the 2019 Annual MD&A. Additional details are provided in Note 14 to the Interim Financial Statements.

MANAGEMENT DISCUSSION AND ANALYSIS	17	March 31, 2020

SUMMARY OF QUARTERLY RESULTS

		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter Ended	($ millions)	($ millions)	($)	($)
March 31, 2020	2,391	312	0.67	0.67
December 31, 2019	2,326	346	0.77	0.77
September 30, 2019	2,051	278	0.64	0.63
June 30, 2019	1,970	720	1.66	1.66
March 31, 2019	2,436	311	0.72	0.72
December 31, 2018	2,206	261	0.61	0.61
September 30, 2018	2,040	276	0.65	0.65
June 30, 2018	1,947	240	0.57	0.57

Generally, within each calendar year, quarterly results fluctuate primarily in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the US are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's capital plan; (ii) acquisitions and dispositions; (iii) any significant temperature fluctuations from seasonal norms; (iv) the timing and significance of any regulatory decisions; (v) for revenue, the flow through in customer rates of commodity costs; and (vi) for EPS, increases in the weighted average number of common shares outstanding.

March 2020/March 2019:
See "Performance at a Glance" on page 3.

December 2019/December 2018:
Common Equity Earnings increased by $85 million and basic EPS increased by $0.16 due primarily to the November 2019 FERC Order at ITC and Rate Base growth at the regulated utilities. The increase in EPS was tempered by a 19.6 million increase in the weighted average number of common shares outstanding associated with the Corporation's $1.2 billion common equity offering, DRIP and ATM Program.

September 2019/September 2018:
Common Equity Earnings increased by $2 million and basic EPS decreased by $0.01, due mainly to Rate Base growth at the regulated utilities, led by ITC, tempered by: (i) the unfavourable impact of the mark-to-market accounting of natural gas derivatives at Aitken Creek; (ii) lower hydroelectric production in Belize; and (iii) for EPS, an 11.8 million increase in the weighted average number of common shares outstanding due to the ATM Program and DRIP.

June 2019/June 2018:
Common Equity Earnings increased by $480 million and basic EPS increased by $1.09, due mainly to: (i) a $484 million gain on the disposition of the Waneta Expansion; (ii) the favourable impact of the mark-to-market accounting of natural gas derivatives at Aitken Creek; (iii) Rate Base growth at the regulated utilities, led by ITC; and (iv) favourable foreign exchange of $7 million. The increase was tempered by: (i) lower retail sales, driven by weather, and higher depreciation and interest expense at UNS Energy; (ii) lower earnings contribution from the Energy Infrastructure segment due to lower hydroelectric production in Belize; and (iii) lower realized margins at Aitken Creek; and (iv) for EPS, a 9.3 million increase in the weighted average number of common shares outstanding due to the ATM Program and DRIP.

MANAGEMENT DISCUSSION AND ANALYSIS	18	March 31, 2020

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2020 and 2019.

The Corporation periodically provides short-term financing to subsidiaries to support capital expenditures, acquisitions and seasonal working capital requirements. As at March 31, 2020, there were inter-segment loans outstanding of $125 million (December 31, 2019 - $279 million), payable on demand with a weighted average interest rate of 2.3%. Total interest charged was $1 million for the three months ended March 31, 2020 (three months ended March 31, 2019 - $nil).

Additional details are provided in Note 5 to the Interim Financial Statements.

OUTLOOK

While uncertainty exists due to the COVID-19 Pandemic, the Corporation's long-term outlook is unchanged. Fortis continues to be well positioned to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories.

The Corporation's $18.8 billion five-year capital plan is expected to increase Rate Base from $28.0 billion in 2019 to $34.5 billion by 2022 and $38.4 billion by 2024, translating into three- and five-year CAGRs of 7.2% and 6.5%, respectively. The capital plan reflects the continuation of key industry trends including grid modernization and the delivery of cleaner energy, which Fortis believes will continue to be drivers of investment over the planning period. Beyond the base capital plan, Fortis continues to pursue additional energy infrastructure opportunities. Key opportunities not yet included in the five-year capital plan include: further expansion of LNG infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie connector electric transmission project in Ontario; and the acceleration of cleaner energy goals in Arizona.

Fortis expects long-term growth in Rate Base to support continuing growth in earnings and dividends. As such, the Corporation's dividend guidance targeting average annual dividend growth of approximately 6% through 2024 remains unchanged. The continuation of dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information" below, including the continued good performance of the Corporation's utilities, no material impact from the COVID-19 Pandemic, the expectation of reasonable outcomes for regulatory proceedings, and the successful execution of the five-year capital plan.

FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the expectation that depending on the severity and length of the pandemic, potential impacts could have Material Adverse Effects and affect the Corporation's ability to execute business strategies and initiatives in the expected time frames; the expectation that a decrease in commercial sales will be partially offset by increased residential sales; forecast capital expenditures for 2020 and the period 2020 through 2024; the expectation that any change in 2020 capital expenditures associated with the COVID-19 Pandemic is expected to be shifted to subsequent years with no change to the five-year capital plan; targeted average annual dividend growth of 6% through 2024; expected timing, outcome and impact of regulatory filings and decisions, including the expectation that new rates will be approved at TEP prior to the end of 2020; expected or potential funding sources for operating expenses, interest costs and capital plans; the expectation that there could be higher-than-normal working capital deficiencies in the short-term as the ongoing impacts of the COVID-19 Pandemic affects customers' ability to pay their energy bills; the expectation that the ability to access cash through capital markets may be impacted by the COVID-19 Pandemic; the expectation that maintaining existing capital structures will not impact the Corporation's ability to pay dividends; forecast debt maturities for the period 2020 through 2024; the expectation that the Corporation and its subsidiaries will remain compliant with debt covenants throughout 2020; the nature, timing, benefits and expected costs of certain capital projects including the Eagle Mountain Woodfibre Gas Line Project; the expectation that the adoption of future accounting pronouncements will not have a material impact on the consolidated financial statements and related disclosures; forecast Rate Base for 2022 and 2024; and the expectation that long-term growth in Rate Base will support continuing growth in earnings and dividends.

MANAGEMENT DISCUSSION AND ANALYSIS	19	March 31, 2020

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from the COVID-19 Pandemic; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; no significant variability in interest rates; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in this Interim MD&A, in the 2019 Annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission.

All forward-looking information herein is given as of May 5, 2020. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

MANAGEMENT DISCUSSION AND ANALYSIS	20	March 31, 2020

GLOSSARY

2019 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2019

2019 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2019

Adjusted Basic EPS: Adjusted Common Equity Earnings divided by the basic weighted average number of common shares outstanding

Adjusted Common Equity Earnings: net earnings attributable to common equity shareholders adjusted as shown under "Non-US GAAP Financial Measures" on page 8

AESO: Alberta Electric System Operator

Aitken Creek: Aitken Creek Gas Storage ULC, a direct 93.8%-owned subsidiary of FortisBC Holdings Inc.

ASU: Accounting Standards Update

ATM Program: at-the-market common equity program utilized in 2019

AUC: Alberta Utilities Commission

BECOL: Belize Electric Company Limited, an indirect wholly owned subsidiary of Fortis

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

CAGR(s): compound average growth rate of a particular item. CAGR = (EV/BV) 1-N -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at March 31, 2020) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

COVID-19 Pandemic: declared by the World Health Organization in March 2020 as a result of a novel coronavirus

DBRS Morningstar: DBRS Limited

DRIP: dividend reinvestment plan

DSM: demand side management

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary

FX: foreign exchange associated with the translation of US dollar-denominated amounts

GWh: gigawatt hour(s)

Gila River Unit 2: UNS Energy's Gila River natural gas generation station unit 2

Interim Financial Statements: the Corporation's unaudited condensed consoli-dated interim financial statements and notes thereto for the three months ended March 31, 2020

Interim MD&A: the Corporation's manage-ment discussion and analysis for the three months ended March 31, 2020

ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC

MANAGEMENT DISCUSSION AND ANALYSIS	21	March 31, 2020

ITC's MISO Subsidiaries: International Transmission Company, Michigan Electric Transmission Company, LLC, and ITC Midwest LLC

LIBOR: London Interbank Offered Rate

LNG: liquefied natural gas

Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

Material Adverse Effect: a material adverse effect on the Corporation's business, results of operations, financial position or liquidity, on a consolidated basis

MISO: Midcontinent Independent System Operator, Inc.

Moody's: Moody's Investor Services, Inc.

Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-US GAAP Financial Measures: financial measures that do not have a standardized meaning prescribed by US GAAP

NOPR: notice of proposed rulemaking

November 2019 FERC Order: a FERC order issued in November 2019 that reduced the base ROE for ITC's MISO Subsidiaries

NYSE: New York Stock Exchange

Operating Cash Flow(s): cash from operating activities

PBR: performance-based rate-setting

PJ: petajoule(s)

PPA: power purchase agreement

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
RICE Units: natural gas reciprocating internal combustion engine units

ROA: rate of return on Rate Base

ROE: rate of return on common equity

S&P: Standard & Poor's Financial Services LLC

SEDAR: Canadian System for Electronic Document Analysis and Retrieval

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.

US: United States of America

US GAAP: accounting principles generally accepted in the US

Waneta Expansion: Waneta Expansion hydroelectric generation facility, in which Fortis held a 51% controlling interest prior to April 2019

Wataynikaneyap Partnership: Watayni-kaneyap Power Limited Partnership, in which Fortis indirectly holds a 39% equity interest

MANAGEMENT DISCUSSION AND ANALYSIS	22	March 31, 2020